LCNB Corp.


Total Return Performance
Index Value
200
175
150
125
100
75
50
12/31/98
12/31/99
12/31/00
12/31/01
LCNB Corp.
NASDAQ - Total US*
SNL $250M-$500M Bank Index
SNL Midwest OTC-BB and Pink Sheet Banks

	Period Ending			
Index	**12/31/98**	**12/31/99**	**12/31/00**	**12/31/01**
LCNB Corp.	100.00	142.11	72.75	87.05
NASDAQ - Total US*	100.00	185.83	111.77	88.69
SNL $250M-$500M Bank Index	100.00	93.03	89.58	127.27
SNL Midwest OTC-BB and Pink Sheet Banks	100.00	86.48	71.28	65.74

**Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago 2002. Used with permission. All rights reserved. crsp.com.*